NEWS RELEASE
TSX Venture Exchange Symbol: SNV	October 14th, 2005

SONIC PCB SONOPROCESS™ PATENTS ISSUE IN JAPAN AND USA

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that the Company has received notification that patents for the Company’s Sonoprocess™ for the treatment of POP (Persistent Organic Pollutants), including PCB (Polychlorinated Biphenyl), have issued in Japan and the USA. The patents refer to the Company’s Sonoprocess™ for the treatment of soils and wastes contaminated with toxic industrial contaminants, including a number of chlorinated or brominated organics such as pesticides, herbicides, lubricants, and fire retardants. The patent relies on the use of Sonic’s low frequency sonic generator technology to enhance extraction of contaminants and their subsequent chemical destruction.

Dr. James Hill, Executive Vice President & Chairman of Sonic’s Technical Advisory Board, commented, “This patent application was first filed in the USA and subsequently extended under the PCT (Patent Collaboration Treaty) process to over 20 countries at the national entry stage. These will all issue in due course and we sought priority issue in the USA and Japan. Several members of our Technical Advisory Board contributed to this patent, most notably our Chief Technology Officer, Dr. Rod McElroy. ” The Company has also made an application for a USA patent for a Sonoprocess™ that will recondition waste ash from thermal power plants to be used as a feedstock in products for the construction industry. The Company has previously undertaken preliminary work on ash conditioning under our collaboration agreement with the National Research Council and this application focuses directly on the more immediate value of a substitute product in addition to the waste disposal and GHG (Greenhouse Gas) benefits.

About the Company
Sonic is commercializing the Company’s first Sonoprocess™ application in the environmental industry and is currently commercially operating a full-scale plant for the treatment of PCB contaminated soil based on the patents referred to above. The Company is creating an international network of established environmental industry partners for the operation and marketing of Sonic environmental technologies. The Company recently agreed to acquire USA-based Terra-Kleen Response Group Inc. and their complementary process will be integrated to enable Sonic to compete across the global POP site remediation market. Sonic will operate directly in the USA and Canada until operating partners are established and teaming agreements with potential partners in Canada and Europe are in place. The Company’s first commercial contract in Delta, B.C., commenced in June, 2005 and has met the projected regulatory and treatment rates. Terra-Kleen has an established site remediation operating history in the USA.

Sonic Environmental Solutions Inc.
            The Sonoprocess™ Company

Adam R. Sumel
President & CEO

For further information contact info@sesi.ca or visit our website at www.SonicEnvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.